

September 25, 2020

Mark Kay
Chief Executive Officer
StrikeForce Technologies, Inc.
1090 King Georges Post Road, Suite 603
Edison, NJ 08837

   Re: **StrikeForce Technologies, Inc.**
     Amendment No. 1 to Offering Statement on Form 1-A
     Filed September 11, 2020
     File No. 024-11267

Dear Mr. Kay:

  We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 7, 2020 letter.

Amendment No. 1 to Form 1-A filed September 11, 2020

Notes to the Consolidated Financial Statements
Basis of presentation and principles of consolidation, page 21

1. We note your response to prior comment 13. Please address the following additional comments.
   - Refer to your ASC 810-10-15-14 analysis. Please explain to us in further detail how you reasonably determine that there is no equity at risk at BlockSafe. In addition, please explain how you determine the equity holders possess the three characteristics and therefore Blocksafe is a VIE. In that regard, please clarify what interests other than equity interest would allow the holders to possess these characteristics.
   - Please tell us and disclose whether a voting arrangement or agreement is in place

        between you and your affiliates so as to allow the voting in concert or in a block.

- If BlockSafe is properly considered a VIE, please present certain assets and liabilities of the VIEs separately on the face of your consolidated balance sheets. Reference ASC 810-10-45-25. In addition, please disclosed the carrying amounts and classification of the VIE's assets and liabilities in the statement of financial position that are consolidated in accordance with the Variable Interest Entities Subsections, including qualitative information about the relationship(s) between those assets and liabilities. Refer to ASC 810-10- 50-3.

Business, page 30

2.   We note your response to prior comment 7. Please further clarify the basis for your belief that Cyber Safety will exercise its option to purchase GuardedID in light of the fact that you have not generated any revenue from Cyber Safety for the six months ended June 30, 2020. Please also clarify whether there are ongoing negotiations or whether you have entered into further agreements regarding the exercise of the purchase option.

3.   We note your response to prior comment 8. Please disclose the material terms of your agreements with Digital River including the term and any termination provisions.

Exhibits

4.   We note your response to prior comment 4. Please revise your subscription agreement to clarify that the exclusive forum provision does not apply to claims under the Securities Act and the Exchange Act.

    You may contact Becky Chow, Staff Accountant, at 202-551-6524 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Jeff Kauten, Staff Attorney, at (202) 551-3447 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Joseph I. Emas